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                                                               EXHIBIT (a)(1)(e)

                                    FORM OF
                         PROMISE TO GRANT STOCK OPTION

TO
------------------------:

     In exchange for your agreement to cancel one or more stock options to purchase shares of SIPEX Corporation (Sipex) common stock that you received from Sipex, Sipex hereby promises to grant you [AN INCENTIVE] [A NONSTATUTORY]stock option to purchase [--------] shares of Sipex's common stock granted under the [PLAN NAME] [AND A [AN INCENTIVE] [A NONSTATUTORY] STOCK OPTION TO PURCHASE [--------] SHARES OF SIPEX'S COMMON STOCK GRANTED UNDER THE [PLAN NAME]] ([COLLECTIVELY,] the New Option). We will grant the New Option on May 12, 2003.

     The exercise price of each New Option will be 100% of the fair market value of Sipex's common stock on May 12, 2003.

     Each New Option will have a new 3-year vesting schedule, beginning on the date on which the New Option is granted. Under this vesting schedule, the shares subject to the New Option will vest as follows (subject to your continued employment with Sipex or one of its subsidiaries through each vesting date):

     - 25% of the shares subject to the New Option(s) will be vested on May 12, 2003,

     - an additional 25% of the shares subject to the New Option(s) will vest on May 12, 2004,

     - an additional 25% of the shares subject to the New Option(s) will vest on May 12, 2005,

     - the final 25% of the shares subject to the New Option(s) will vest on May 12, 2006.

     Each New Option will be subject to the standard terms and conditions of the stock option plan under which it is granted and the appropriate form of stock option agreement thereunder.

     Before the grant of the New Option on May 12, 2003, it is possible that Sipex may merge or consolidate with or be acquired by another entity. This promise to grant stock option (this Promise) is evidence of a binding commitment that Sipex's successors must honor. In the event of any such transaction, the successor entity would be obligated to grant you a stock option on May 12, 2003. However, the type of security and the number of shares covered by the New Option would be adjusted based on the consideration per share given to holders of options to acquire our common stock that are outstanding at the time of the acquisition. Such New Option would have an exercise price equal to the fair market value of the acquiror's stock on the grant date of the New Option.

     In order to receive your New Option, you must continue to be employed by Sipex (or one of its subsidiaries) as of May 12, 2003. This Promise does not constitute a guarantee of employment with Sipex or any of its subsidiaries for any period. Your employment with Sipex or its subsidiaries will remain "at will" and can be terminated by you or Sipex at any time, with or without cause or notice. If your employment with Sipex or one of its subsidiaries terminates before May 12, 2003, for any reason, you will lose all rights under this Promise to receive a New Option.

     This Promise is subject to the terms and conditions of the offer to exchange options as set forth in: (1) the Offer to Exchange Certain Outstanding Options for New Options (referred to as the offer to exchange); (2) the letter from Walid Maghribi, dated October 10, 2002; (3) the Election Form; and (4) the Withdrawal Form (collectively, the Exchange Offer Documents), all of which are incorporated herein by reference. This Promise and the Exchange Offer Documents reflect the entire agreement between you and Sipex with respect to this transaction. This Promise may be amended only by means of a writing signed by you and an authorized officer of Sipex.

                                         SIPEX CORPORATION

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By: -------------------------------------           Date: -----------------------------------

Title: -----------------------------------
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